                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                              CREDIT DEPOT CORPORATION
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                                (Name of Issuer)


                            COMMON STOCK, $.001 PAR VALUE
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                           (Title of Class of Securities)


                                      225324102
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                                   (CUSIP Number)


      JONATHAN B. REISMAN, ESQ., 5100 TOWN CENTER CIRCLE, SUITE 330, BOCA RATON FLORIDA 33486, (561) 361-9300
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                    JULY 30, 1997
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 8 Pages
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                                  SCHEDULE 13D

CUSIP NO. 225324102                                           PAGE 2 OF 8 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THIEME FONDS INTERNATIONAL
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

       WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


       LUXEMBOURG
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               1,059,500
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        1,059,500
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,059,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%
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14   TYPE OF REPORTING PERSON*

         IV
         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement and the name and address of the principal executive offices of the issuer of such securities ("Credit Depot") is as follows:

             Common Stock, $.001 par value per share (the "Shares")

                            Credit Depot Corporation
                                 Wachovia Center
                                    Suite 700
                           Gainesville, Georgia 30501

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is Thieme Fonds International (the "Reporting Person"). The Reporting Person was organized in Luxembourg and is primarily engaged in the business of investing, reinvesting, owning, holding and trading in securities. The address of the Reporting Person's principal business and principal office is 2, Place de Metz L-1930, Luxembourg.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted by (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (all such natural persons hereinafter collectively referred to as the "Natural Persons") is as follows:

                                 Heiko H. Thieme
                           1370 Avenue of the Americas
                            New York, New York 10019

     Mr. Thieme is the Chief Executive Officer of The American Heritage Fund, Inc. (an investment company), American Heritage Growth Fund, Inc. (an investment company), Thieme Consulting, Inc. (a consulting company), Thieme Securities, Inc. (a securities broker-dealer), American Heritage Management Corp. (an investment advisor), Thieme Asset Management S.A. (an investment advisor) and the Reporting Person. The principal business address of each such corporation other than the Reporting Person and Thieme Asset Management S.A. is 1370 Avenue of the Americas, New York, New York 10019. The principal business address of the Reporting Person is set forth in the response to Item 1 of this Schedule 13D. Thieme Asset Management S.A. has the same principal business address as does the Reporting Person. Mr. Thieme is a citizen of Germany.


                                Page 3 of 8 Pages
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                                Jean-Claude Finck
                      Banque et Caisse d'Epargne de l'Etat
                                1, Place de Metz
                                L-2954 Luxembourg

         Mr. Finck is the Managing Director of Banque et Caisse d'Epargne de l'Etat, which is a bank. Mr. Finck is a citizen of Luxembourg.

                                 Raymond Kirsch
                      Banque et Caisse d'Epargne de l'Etat
                                1, Place de Metz
                                L-2954 Luxembourg

         Mr. Kirsch is the President and Chief Executive Officer of Banque et Caisse d'Epargne de l'Etat. Mr. Kirsch is a citizen of Luxembourg.

                                  Raymond Wicki
                               von Graffenried AG
                               Markgass-Passage 3
                           CH-3000 Bern 7, Switzerland

         Mr. Wicki is the Managing Director of von Graffenried AG which is a bank. Mr. Wicki is a citizen of Switzerland.

         During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Natural Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither the Reporting Person, nor to the best of the knowledge of the Reporting Person, any of the Natural Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person paid an aggregate of $903,843 from its corporate funds for the purchase of the securities issued by the Reporting Person held by it referred to in Item 5 hereof of which $350,000 constitutes a loan as described in the response to such Item. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting of such securities. To the best of the knowledge of the Reporting Person, American Heritage Growth Fund, Inc. ("AHGF") paid $155,000 from its own

                                Page 4 of 8 Pages
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funds for the purchase of the securities issued by Credit Depot beneficially owned by it. To the best of the knowledge of the Reporting Person, no part of the purchase price therefor was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting of such securities.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the purchases of the securities issued by Credit Depot by the Reporting Person was to acquire such securities for investment. To the best of the Reporting Person's knowledge, the purchases by AHGF was made for the same purpose. The Reporting Person may, in the future, seek to acquire additional Shares for other purposes although the Reporting Person has no present intention of acquiring any additional securities for purposes other than for investment.

         Except as hereinafter set forth, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities issued by Credit Depot or the disposition of securities of Credit Depot;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Credit Depot or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Credit Depot or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Credit Depot, including any plans or proposals to change the number or term of director or to fill any existing vacancies on the Board of Directors.

         (e) Any material change in the present capitalization or dividend policy of Credit Depot;

         (f) Any other material change in Credit Depot's business or corporate structure;

         (g) Changes in Credit Depot's Certificate of Incorporation, bylaws or other actions which may impede the acquisition of control of Credit Depot by any person;

         (h) Causing the Common Stock of Credit Depot to be delisted from a national securities exchange or cease to be authorized to be

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quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Credit Depot becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         Heiko H. Thieme has engaged in preliminary discussions with Credit Depot concerning the possibility of Mr. Thieme becoming a member of the Board of Directors of Credit Depot. Mr. Thieme has also had preliminary discussions with Credit Depot with respect to a temporary reduction in the conversion price of convertible securities issued by Credit Depot prior to July 30, 1997. Any such reduction may result in the issuance of additional shares of Common Stock by Credit Depot and a corresponding change in its capitalization.

         Mr. Thieme, has, from time to time, considered and initiated and will, continue to consider and may initiate transactions which would involve (a) the issuance by Credit Depot of a material amount of additional securities, (b) an extraordinary material transaction, (c) a change in the Board of Directors of Credit Depot, or (d) a material change in the capitalization of Credit Depot.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person may be deemed to be the beneficial owner of 1,059,500 Shares which represents approximately 21.4% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3"). Of the foregoing an aggregate of 100,000 Shares may be acquired upon conversion of 12,500 Shares of 9% Cumulative Preferred Stock (the "Preferred Stock") and 875,000 Shares may be acquired upon conversion of a 10% Secured Convertible Note in the face amount of $350,000 (the "Secured Note"). The foregoing does not include (i) an additional 875,000 Shares which may be acquired upon exercise of a warrant issued by Credit Depot to the Reporting Person (the "Warrant") which is not exercisable within sixty days from the date hereof and 11,219 Shares which may be acquired upon exercise of a warrant issued by Credit Depot beneficially owned by Thieme Consulting, Inc.

         AHGF may be deemed to be the beneficial owner of approximately 1.0% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3.

                                Page 6 of 8 Pages
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          The Reporting Person disclaims any beneficial ownership of any securities beneficially owned by AHGF or Thieme Consulting, Inc. The Reporting Person disclaims any membership in a group with AHGF or Thieme Consulting, Inc.

         (b) The Reporting Person has and, to the best of the Reporting Person's knowledge, AHGF and Thieme Consulting, Inc. each have, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of their respective Shares or will have such power upon the issuance of the respective Shares, as the case may be.

         (c) On July 30, 1997, the Reporting Person loaned $350,000 to Credit Depot and received the Secured Note and the Warrant. The Secured Note matures on October 31, 1997, bears interest at the annual rate of 10% and is convertible into 875,000 Shares. The Secured Note is guaranteed by Credit Depot's subsidiaries and secured by rights to payments arising out of interest income due to Credit Depot generated from loans sold by Credit Depot from March 1996 to November 1996 to Access Financial Lending Corp. The Warrant entitles the holder thereof to purchase 875,000 Shares at $.40 per Share, subject to adjustment, during the period commencing on the earlier to occur on (i) the occurrence of a default under the Secured Note which results in an acceleration of the due date of the Secured Note or (ii) October 31, 1997 and terminating on March 31, 1999. Credit Depot has agreed to register the Shares underlying the Secured Note and the Warrant under the Securities Act of 1933. During the sixty day period immediately prior to the date hereof, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof, engaged in any other transactions with respect to securities issued by Credit Depot.

         (d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the Shares owned by the Reporting Person or any of the other persons referred to in the response to Item 2 hereof.

         (e) Not applicable.


ITEM 6.      CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF
             THE ISSUER

         Credit Depot has agreed to pay a commission of $35,000 to Thieme Securities, Inc. at an indeterminate time in the future and to pay the Reporting Person's legal fees and expenses in connection with the loan by the Reporting Person described in the response to Item 5 hereof. Other than the foregoing and as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and, to the best of

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the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof and between such persons and any other person with respect to any securities of Credit Depot, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             Not Applicable. (for purposes hereof, the Reporting Person deems the guarantees of the subsidiaries of Credit Depot to be obligations of Credit Depot)

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                           Date:  August 8, 1997


                                           THIEME FONDS INTERNATIONAL

                                    /s/ Heiko H. Thieme
                                    ----------------------------------------
                                    Heiko H. Thieme, Chief Executive Officer

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